SEC Mail Processing Section
AUG 2 . 2008
Washington, DC
108

[redacted]

SECURIT ... ION
ANN ...
08032554
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-67501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/31/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CLEARVIEW TRADING ADVISORS, INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG ETTIN **(212) 893-1181**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, GREGG ETTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARVIEW TRADING ADVISORS, INC. of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

NOREEN WALSH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01WA6053006
MY COMMISSION EXPIRES 01-02-2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CLEARVIEW TRADING ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

CLEARVIEW TRADING ADVISORS, INC.
JUNE 30, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Clearview Trading Advisors, Inc.

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. (the "Company") as of June 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

August 19, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and cash equivalents	$	94,341
Commissions receivable		192,142
Clearing deposit		50,029
Furniture and equipment, less accumulated depreciation of $5,242		7,862
Other assets		229
TOTAL ASSETS	$	344,603

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission payable	$	143,999
Accounts payable and accrued expenses		37,905
Total liabilities		181,904
Commitments (Note 4)		
Shareholder's equity:		
Common stock - no par value; 200 shares authorized, issued and outstanding		12,500
Additional paid-in capital		262,500
Accumulated deficit		(112,301)
Total shareholder's equity		162,699
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	344,603

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Clearview Trading Advisors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in New York on October 17, 2006, as a corporation. The Company earns commissions for executing transactions on behalf of its customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the terms of the related leases.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for depreciation and amortization for income tax purposes, and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense (benefit) represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

NOTE 3. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at June 30, 2008:

Furniture and equipment	$	13,104
Less: accumulated depreciation		(5,242)
Furniture and equipment, net	$	7,862

Depreciation and amortization expense for the period from August 24, 2007 (date of admission to membership in FINRA) to June 30, 2008, amounted to $5,242.

NOTE 4. LEASE COMMITMENTS

The Company leases office space under an agreement expiring on December 31, 2009. Rent expense for the period from August 24, 2007 (date of admission to membership in FINRA) to June 30, 2008, was $97,772. Future minimum annual rental commitments under the lease are as follows:

Year ending June 30:	
2009	$ 180,000
2010	90,000
	$ 270,000

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At June 30, 2008, the Company had net capital of $154,608, which exceeds the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1 as of June 30, 2008.

NOTE 6. SIGNIFICANT CUSTOMERS

Three customers accounted for approximately 67% of the Company's revenues during the period from August 24, 2007 (date of admission to membership in FINRA) to June 30, 2008.

NOTE 7. INCOME TAXES

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and past years. The Company has recorded a deferred tax asset of approximately $29,000 related to net operating loss carry forward. However, a valuation allowance in the amount of $29,000 was also recorded by the Company at June 30, 2008, for financial reporting purposes. Valuation allowances are established for deferred tax assets when, in the opinion of management, it is more likely than not that they will not be realized.

NOTE 8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash at one financial institution in amounts that may exceed FDIC's insurance limit of $100,000.

END